Tidelands Oil & Gas Corporation
                              1862 West Bitters Rd.
                              San Antonio, TX 78248
                               Tel. (210) 764-8642
                               Fax. (210) 764-2809

December 1, 2006

H. Roger Schwall
Securities & Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:      Tidelands Oil & Gas Corporation
         Registration Statement S-1/A filed
         November 27, 2006
         File No. 333-138206

Dear Mr. Schwall:

         Tidelands Oil & Gas Corporation, as Registrant, hereby requests acceleration of effectiveness of its registration statement on Form S-1/A (Commission File Number 333-138206) to 1:00 o'clock P.M. EST, Monday, December 4, 2006, or as soon as is practical. As set forth in Rule 461of the General Rules and Regulations of the Securities Act of 1933, the Registrant is aware of its obligations under the Securities Act of 1933.

         Additionally, the Registrant acknowledges the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Ward
Michael Ward
President